Exhibit 99.1

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW
CONTAINS MATERIAL NON-PUBLIC INFORMATION



Discussion Materials

6 September 2017

Pacific Drilling

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION. THIS PRESENTATION INCLUDES MATERIAL NON-PUBLIC INFORMATION WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. THIS PRESENTATION IS NOT AN OFFER OR INVITATION TO BUY OR SELL SECURITIES IN ANY JURISDICTION. For the purposes of this notice, “Presentation” means and includes this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the Presentation meeting. This Presentation is being provided to you solely for your information and you may not disclose this Presentation to any third party. It may not be copied, distributed, reproduced, published or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person's organization or firm) or published in whole or in part, by any medium or in any form for any purpose or under any circumstances. This Presentation is being delivered subject to the non-disclosure agreement with Houlihan Lokey dated as of October 17, 2016 and the non-disclosure agreements with each member of the Ad Hoc Group of creditors dated on or about the date of this Presentation. This Presentation is offered in the nature of a settlement proposal in furtherance of settlement discussions, and is intended to be entitled to the protections of Federal Rule of Evidence 408 and any other applicable statutes or doctrines protecting the use or disclosure of confidential information and information exchanged in the context of settlement discussions. This Presentation is for discussion only, is a non-binding expression of intent, is intended as an outline only of certain material terms of the proposed transactions described herein, and does not represent a commitment to lend, invest or provide financing or to negotiate to do any of these things. This Presentation and the terms, conditions and assumptions contained herein are subject to the negotiation and execution of definitive documentation for the transactions described herein, which documentation shall be in all respects materially consistent with this Presentation. This Presentation is not an offer with respect to any securities or a solicitation of acceptances of a chapter 11 plan. Any such offer or solicitation will only be made in compliance with all applicable laws. Forward-looking Statements Certain statements and information contained in this Presentation constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including: future financial and operational performance; earnings expectations; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures and projected costs and savings. Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; and our ability to obtain waivers or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov. The term “Adjusted EBITDA” used in this Presentation are non–GAAP financial measures, and the reconciliations to the most comparable GAAP financial measures are available on our website at www.pacificdrilling.com. 2

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Contents I. Summary of Illustrative Scenarios II. Restructuring Proposal 3

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Introduction The Company continues to believe that a consensual restructuring transaction is in the best interest of all of its stakeholders  Pacific Drilling S.A. (the “Company”) is well positioned to capitalize on commercial opportunities as the UDW drilling market recovers Nonetheless, in view of the current depressed state of the market and the anticipated timing of a market recovery, the Company believes that it is in the interest of all of its stakeholders to support a restructuring of the Company’s capital structure To facilitate a discussion amongst its stakeholders surrounding such a potential restructuring of the Company’s balance sheet, the Company has therefore included in this presentation the following materials    – Two illustrative operating scenarios (“Scenario A” and “Scenario B”; together the “Scenarios) which have been prepared by management A revised restructuring proposal (the “Restructuring Proposal”) –  The Company believes that the successful implementation of the Restructuring Proposal would be more advantageous than the alternative all would face if no agreement can be reached The Company looks forward to working with all of its stakeholders and their advisors to advance the Restructuring Proposal and to achieve a consensual outcome  4

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION I. Summary of Illustrative Scenarios

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Illustrative Scenarios  In connection with this presentation and discussions with certain of our creditors, we are providing information prepared by management without any independent verification relating to illustrative financial scenarios for our post restructuring financials through 2022. These are hypothetical scenarios only and do not reflect our business plan. This information is inherently unreliable as it presents scenarios and assumptions that may or may not occur long into the future and management does not necessarily forecast will or are likely to occur. Investors should also be aware that we are subject to a number of key risk factors, including a continued downturn in industry activity, the inability to complete a restructuring transaction, actions of existing and new competitors, general market risks and credit risk that could materially affect our future financial results. The following information was prepared for the particular purpose of undertaking discussions with creditors regarding a restructuring transaction and not for the purpose of assessing the value or investment merits of our debt or equity and so should not be used for that purpose.    6

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Projected Utilization / Dayrates by Rig The Scenarios contain the following contracting assumptions for the Company’s fleet 8 550 sole existing firm contr5a5c0t beyond 2H 2017 assumptions are the same in the Sharav at $551k/day, ending in Q2 ‘19 th of the os 500 7 00 450 6 50 400 00 350 5 350 300 4 250 300 3 200 50 150 2 00 100 50 1 50 00 - 0 50 - New Contracts Only Note: For illustrative purposes, does not include any cash flows associated with resolution of the SHI arbitration 7 2H 17 1H 18 2H 18 1H 19 2H 19 2H 17 1H 20 1H 18 2H 20 1H 21 2H 18 2H 21 1H 19 1H 22 2H 19 2H 22 2H 17 1H 20 1H 18 2H 20 2H 18 1H 21 1H 19 2H 19 2H 21 1H 20 1H 22 2H 20 1H 21 2H 21 1H 22 2H 22 Scena ri o A Scena ri o B The is for 5 4 4 2 2 1 1 The bo utilisati on Scenari Rigs Employed on New Contracts End of Period (#) Average dayrate for New Contracts ($’000)

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW
CONTAINS MATERIAL NON-PUBLIC INFORMATION

Other Operating Assumptions

Other key operating cost and cash flow drivers in the Scenarios include the following

Category	Assumption
Revenue efficiency	▪ 95%
Fleet Opex	▪ Contracted rigs: Between $110k/day and $130k/day, adjusted for inflation from 2020 onwards ▪ Stacked rigs: Between $8k/day[1] and $30k/day
Other Cash Expenses	▪ Shore-Based Expenses: $17m in 2H'17 and thereafter between $34m/year and $39m/year ▪ SG&A: $30m in 2H'17 and thereafter between $51m/year and $54m/year ▪ 5-year Deferred Maintenance Costs: $4m in 2H'17 and thereafter between $5m/year and $12m/year depending on level of utilisation
Capital Expenditures	▪ $27m in 2H'17 ▪ Beyond 2017, between $6m/year and $12m/year depending on level of utilisation
Working Capital	▪ Accounts receivable: 55 – 60 days outstanding ▪ Accounts payable and accrued expenses days: 60 – 75 days outstanding
Tax Rate	▪ Between 1% and 6% of contract drilling revenue
SHI / Zonda	▪ For illustrative purposes, does not include any cash flows associated with resolution of the SHI arbitration

(1) Management has identified a new stacking solution by positioning a cluster of rigs in a common location, thus reducing costs while maintaining the option to reactivate the rigs on short notice

Pacific Drilling

8

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Summary Imputed Earnings The Scenarios project increasing revenue and EBITDA during the period 2019 through 2022 1,400 1,400 1,200 1,200 1,000 1,000 800 800 600 600 400 400 200 200 - - 2H 2017 2018 2019 2020 2021 2022 2H 2017 2018 2019 2020 2021 2022 Scenario A Scenario B Note: For illustrative purposes, does not include any cash flows associated with resolution of the SHI arbitration 9 EBITDA ($m) Revenue ($m)

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Summary Imputed Unlevered Free Cash Flow Projected unlevered free cash flow is expected to reflect the positive pattern beginning in 2019, similar to that of projected EBITDA 2,500 2,500 2,000 2,000 1,500 1,500 1,000 1,000 500 500 - - (500) (500) Scenario A Scenario B Note: For illustrative purposes, does not include any cash flows associated with resolution of the SHI arbitration 10 2H 201720182019202020212022 2H 201720182019202020212022 Cumulative Unlevered Free Cash Flow ($m) Unlevered Free Cash Flow ($m)

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION II. Restructuring Proposal

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Restructuring Proposal – Key Terms The Company has prepared the Restructuring Proposal with the objective of achieving a transaction that is in the best interest of all of its stakeholders  55% of the SSCF ($361 million)  $300 million remains outstanding pro forma for the transaction (the “Residual SSCF”)      100% of 2017 SSN 100% of 2018 TLB 100% of 2020 SSN    RCF to 2023 Residual SSCF to 2024    17.5% of common stock Warrants exercisable for 10% ownership in the Company  Strike price reflects a recovery by creditors of par plus accrued interest through the petition date  QP to nominate two of the seven directors  TBD  Pre-packaged or pre-arranged Chapter 11 filing 12 Equitization of Debt Maturity Extension Consideration to Existing Shareholders Corporate Governance Management Incentive Plan Implementation Summary of Key Terms

PRIVILEGED AND CONFIDENTIAL SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW CONTAINS MATERIAL NON-PUBLIC INFORMATION Restructuring Proposal – Pro Forma Capital Structure ($ in millions) 30-Jun-2017 Book Value Trans action Adjus tm e nt Pro Form a Book Value Pro form a M aturity $500m senior secured RCF due 2018 475.0 - 475.0 2023 $750m senior secured term loan B due 2018 719.3 (719.3) - NA $750m senior secured note due 2020 750.0 (750.0) - NA Subtotal 1,944.3 (1,469.3) 475.0 $1bn senior secured credit f acility 661.5 (361.5) 300.0 2024 $500m senior secured note due 2017 439.1 (439.1) - NA Total debt / LTM Adjusted EBITDA 15.6x 4.0x M e m o LTM Adjusted EBITDA 195.3 13 Total de bt 3,044.9 (2,270.0) 775.0 Pro Forma Capital Structure